Mail Stop 4561

December 10, 2008

Mr. James N.B. Rucker
Chief Financial Officer
MarketAxess Holdings, Inc..
140 Broadway, 42nd Floor
New York, NY 10005

> RE: **MarketAxess Holdings, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed March 3, 2008**
> **File No. 0-50670**

Dear Mr. Rucker:

We have reviewed your response letter dated November 7, 2008 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement filed April 23, 2008

Compensation Discussion and Analysis, page 20

Pay Levels and Benchmarking, page 23

1.   We note your response to comment 9 that bonus payments for 2007 were discretionary. In reviewing the 2004 Incentive Plan, in section 10.2, it states that specific goals are established in writing at the beginning of each cycle. On page 23, you disclose that you "generally target total direct compensation … that meets the market median when corporate and/or <u>individual</u> goals are achieved at target." (emphasis added) Please tell

us the pre-established goals for each named executive officer and provide this disclosure in future filings. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant